UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, 122002, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited (“MakeMyTrip”) is incorporating by reference the information set forth in this Form 6-K into its automatically effective resale shelf registration statement on Form F-3 (File No. 333-219337) dated July 18, 2017, as amended.

Other Information

Changes in Shareholding between Naspers and Ctrip

On April 26, 2019, MakeMyTrip announced that MIH Internet SEA Pte. Ltd. (“MIH Internet”), the sole holder of MakeMyTrip’s Class B shares and a subsidiary of Naspers Limited (“Naspers”), had agreed to sell all of its 42,638,206 Class B shares and 1,130,556 ordinary shares in MakeMyTrip (representing approximately 42.5% of MakeMyTrip’s issued and outstanding voting securities) to Ctrip.com International, Ltd. (“Ctrip”), an existing shareholder of MakeMyTrip (the “Transaction”).

The Transaction closed on August 30, 2019. Concurrently with the closing of the Transaction, Ctrip invested certain ordinary shares and Class B shares (which were automatically converted into an equal number of ordinary shares pursuant to the terms of issue of the Class B shares) with a third-party investment entity. Effective upon closing of the Transaction and the completion of such investment transaction, Ctrip holds 39,667,911 Class B shares and 10,773,694 ordinary shares (representing approximately 49.0% of MakeMyTrip’s issued and outstanding voting securities) and the third-party investment entity holds ordinary shares representing approximately 4.0% of MakeMyTrip’s issued and outstanding voting securities.

Changes in Composition of Board and Board Committees

Effective upon the closing of the Transaction, Pat Luke Kolek, Charles St Leger Searle and Aileen O’Toole (who are nominees of MIH Internet) resigned from the board of directors of MakeMyTrip. In addition, Pat Luke Kolek resigned as an observer on the audit committee and Aileen O’Toole resigned as a member of the compensation committee.

Jane Jie Sun, Cindy Xiaofan Wang and Xing Xiong (who are nominees of Ctrip) were appointed to the board of directors of MakeMyTrip. James Jianzhang Liang continues to serve on the board of directors as a nominee of Ctrip. Paul Laurence Halpin, who was formerly a nominee of MIH Internet, continues to serve on the board of directors of MakeMyTrip as a nominee of Ctrip with effect from the closing of the Transaction and as an independent director within the meaning of the Nasdaq Rules.

The audit committee consists of Vivek N. Gour and Aditya Tim Guleri as members, with Cindy Xiaofan Wang being appointed as an observer. The compensation committee consists of Vivek N. Gour, Aditya Tim Guleri, James Jianzhang Liang and Cindy Xiaofan Wang as members. Vivek N. Gour continues to serve as the chairman of the audit committee and the compensation committee.

A brief description of the position and business experience of Jane Jie Sun, Cindy Xiaofan Wang and Xing Xiong is set forth below.

Jane Jie Sun has served as the chief executive officer of Ctrip, as well as a member of the board of directors of Ctrip, since November 2016. Prior to that, she was a co-president of Ctrip since March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Ctrip, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. since 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School.

Cindy Xiaofan Wang has served as the chief financial officer of Ctrip since November 2013 and executive vice president since May 2016. Prior to that, she was a vice president of Ctrip since January 2008. Ms. Wang joined Ctrip in 2001 and has held a number of managerial positions at Ctrip. Prior to joining Ctrip, she served as finance manager in China eLabs, a venture capital firm, from 2000 to 2001. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Ms. Wang has served on the board of directors of Huazhu Group Limited (Nasdaq: HTHT) since January 2018. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA).

Xing Xiong joined Ctrip in April 2013 and is executive vice president of Ctrip and the CEO of the Flight Ticket Group and Trip.com. Prior to working at Ctrip, Mr. Xiong held several management positions in the R&D teams of Microsoft and Expedia, including as the Principal Architect of Expedia. Mr. Xiong has over 20 years of management experience in the travel industries. He holds a bachelor’s degree in computer science from Peking University and a master’s degree in computer science from Northeastern University in the United States.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2019

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer